Exhibit 99.1

Aeterna Zentaris Regains Compliance with Nasdaq Minimum Bid Price Requirement

CHARLESTON, S.C., March 22, 2021 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that on March 22, 2021, it received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum $1.00 bid price per share requirement under Nasdaq’s Listing Rule 5550(a)(2).

On July 29, 2020, the Company received notice from Nasdaq that its common stock failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq. On January 26, 2021, the Company was granted an additional 180 calendar day period to regain compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market.

Now that the Company has regained compliance with Listing Rule 5550(a)(2), Nasdaq has advised the Company that this matter is now closed.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macimorelin is currently marketed in the United States under the tradename Macrilen™ through a license agreement with Novo Nordisk where Aeterna receives royalties on net sales. According to a commercialization and supply agreement, MegaPharm Ltd. will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna expects that macimorelin will be marketed in Europe and the United Kingdom through a recently established license agreement with Consilient Health Ltd. and Aeterna will receive royalties on net sales and other potential payments.

Aeterna is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements in this press release include Aeterna’s expectation that, upon receipt of pricing and reimbursement approvals, macimorelin will be marketed in Europe and the United Kingdom. Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, our ability to obtain receipt of pricing and reimbursement approvals as well as those risks discussed in our Annual Report on Form 20-F, under the caption “Key Information Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com